UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

Center Coast Core MLP Fund I, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o Registered Fund Solutions, LLC
125 Maiden Lane
New York, NY 10038

Telephone Number (including area code):

212-240-9721

Name and address of agent for service of process:

Victor Fontana
Center Coast Core MLP Fund I, LLC
c/o Registered Fund Solutions, LLC
125 Maiden Lane
New York, NY 10038

with a copy to:

Joshua B. Deringer, Esquire
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒   Yes                               ☐   No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Houston and State of Texas, as of the 31st day of May, 2011.

Center Coast Core MLP Fund I, LLC

By:  /s/ Dan C. Tutcher
Name: Dan C. Tutcher
Title:   President

By:  /s/ Richard Finch
Name: Richard Finch
Title:   Treasurer